AFRICAN DEVELOPMENT BANK
BANQUE AFRICAINE DE DEVELOPPEMENT

File No 83-4
Regulation AFDB
Sections 288.2 and
288.4(a), (b) and (c)

SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION")
WASHINGTON D.C. 20549
PERIODIC REPORT

Persuant to Sections 288.2 and 288.4(a), (b) and (c) of Regulation AFDB (17 C.F.R. Part 288) adopted pursuant to Section 9(a) of the African Development Bank Act (22 USC Sec. 290i-9(a)), the African Development Bank hereby submits the information described below.

QUARTER ENDED 30 JUNE 2015
(the "Quarter")
AFRICAN DEVELOPMENT BANK (the "Bank")
ABIDJAN, COTE D'IVOIRE

1. Information concerning any purchases or sales by the Bank of its primary obligations during the Quarter:

Borrowing Transactions

Description	Type of Transaction	Trade Date	Value Date	Maturity Date	Amount in currency (million)	Dealer
JPY 100 million Callable Capped PRDC	Borrowing	07-Apr-15	27-Apr-15	27-Apr-45	JPY 100.0	Daiwa SMBC Europe
AUD 100 million Fixed Rate Note Food Security Bond	Borrowing	07-Apr-15	15-Apr-15	15-Apr-20	AUD 100.0	Nomura Inter. Plc
BRL 50 million Zero Coupon, Deep Discount Bond	Borrowing	14-Apr-15	19-May-15	20-May-24	BRL 23.8	Societe General
AUD 25 million Kangaroo Bond_Tap 8	Borrowing	16-Apr-15	23-Apr-15	10-Jan-25	AUD 25.0	TD Securities
BRL 6.4 million Fixed Rate Note	Borrowing	20-Apr-15	03-Jun-15	05-Jun-20	BRL 6.4	HSBC
AED 500 million Fixed Rate Notes	Borrowing	20-Apr-15	27-Apr-15	27-Apr-17	AED 500.0	Standard Chartered Bank
BRL 253.2 million Fixed Rate Notes	Borrowing	28-Apr-15	18-May-15	06-Jun-18	BRL 253.2	Daiwa SMBC Europe
JPY 100 million PRDC Notes	Borrowing	14-May-15	28-May-15	26-May-45	JPY 100.0	Mizuho Inter. Plc
JPY 300 million PRDC Notes	Borrowing	18-May-15	10-Jun-15	01-Feb-35	JPY 300.0	Mitsubishi UFJ Securities International plc
JPY 100 million PRDC Notes	Borrowing	29-May-15	18-Jun-15	19-Jun-45	JPY 100.0	Mizuho Inter. Plc
AUD 25 million Kangaroo Bond_Tap 1	Borrowing	09-Jun-15	16-Jun-15	02-Jun-26	AUD 25.0	Daiwa SMBC Europe
JPY 100 million PRDC Notes	Borrowing	12-Jun-15	26-Jun-15	26-Jun-45	JPY 100.0	Mizuho Inter. Plc
TRY 2.2 million Fixed Rate Notes	Borrowing	23-Jun-15	27-Jul-15	28-Jul-17	TRY 2.2	Crédit Agricole Corporate & Investment Bank

ECP Transactions

Description	Type of Transaction	Trade Date	Value Date	Maturity Date	Amount in currency (million)	Dealer
ECP	Commercial paper	03-Jun-15	05-Jun-15	08-Sep-15	USD 100	Citi
ECP	Commercial paper	03-Jun-15	05-Jun-15	08-Sep-15	USD 100	Banc of America Securities
ECP	Commercial paper	03-Jun-15	08-Jun-15	10-Aug-15	USD 100	Banc of America Securities
ECP	Commercial paper	03-Jun-15	05-Jun-15	05-Sep-15	USD 200	UBS
ECP	Commercial paper	12-Jun-15	16-Jun-15	16-Sep-15	USD 50	Banc of America Securities
ECP	Commercial paper	12-Jun-15	16-Jun-15	16-Sep-15	USD 50	ING
ECP	Commercial paper	29-Jun-15	01-Jul-15	01-Oct-15	USD 150	Citi
ECP	Commercial paper	30-Jun-15	02-Jul-15	02-Nov-15	USD 20	Citi

The Bank redeemed in full the following amounts in respect of its primary obligations during the Quarter:

Buyback transactions

Description	Buyback date	Settlement Date	Original maturity Date	Repurchase amount (million)	Buyback portion	Arranger
ZAR 1 billion deep discount bond	29-Apr-15	6-May-15	21-Sep-21	ZAR 223.5	Partial	J.P.Morgan

Matured bonds

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)
CAD 1.5 billion	21-May-03	24-Jun-03	22-Jun-15	CAD 1,500
ZAR 1.7 billion	26-Apr-10	10-May-10	19-May-15	ZAR 1,700

Matured ECP Transactions

Description	Trade Date	Value Date	Maturity Date	Amount Redeemed (million)	Dealer
ECP	5-Jan-15	7-Jan-15	7-Apr-15	USD 200	Citi
ECP	6-Jan-15	8-Jan-15	8-Apr-15	USD 100	Banc of America Securities
ECP	6-Jan-15	8-Jan-15	8-Apr-15	USD 200	Citi
ECP	7-Jan-15	9-Jan-15	9-Apr-15	USD 50	UBS

2. Attached hereto please find two copies of the Bank's annual financial statements for the period ended 30 June 2015.

3. With regards to Section 288.2(a)(3) of Regulation AFDB the Bank states that:

No material modifications or amendments of any exhibits previously filed with the Commission under any statute were made during the Quarter.

Pursuant to the requirement of Section 288.4(a) of Regulation AFDB, this Report has been signed on behalf of the African Development Bank by the undersigned who is a duly authorized officer thereof.

Yours Faithfully,

Hassatou N'Sele

Director, Treasury Department